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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      MORRISON MANAGEMENT SPECIALISTS, INC.
                            (Name of Subject Company)

                      MORRISON MANAGEMENT SPECIALISTS, INC.
                        (Name of Person Filing Statement)


                          COMMON STOCK, $0.01 PAR VALUE
        RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                         (Title of Class of Securities)

                                    618459101
                      (CUSIP Number of Class of Securities)


                             JOHN E. FOUNTAIN, ESQ.
                      MORRISON MANAGEMENT SPECIALISTS, INC.
                      1955 LAKE PARK DRIVE, S.E., SUITE 400
                           SMYRNA, GEORGIA 30080-8855
                                 (770) 437-3300
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER


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This Amendment No. 3 on Schedule 14D-9/A is being filed by Morrison Management
Specialists, Inc., a Georgia corporation (the "Company"), and amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 16, 2001 by the Company (as amended and together with the Exhibits and Annexes thereto, the "Schedule 14D-9"), relating to the tender offer by Yorkmont One, Inc. (the "Purchaser"), a Georgia corporation and a wholly-owned indirect subsidiary of Compass Group PLC, a public limited company organized under the laws of England and Wales ("Compass"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 16, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Except to the extent amended and supplemented as set forth below, the information in the Schedule 14D-9 is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

         Item 8 is hereby amended and supplemented to add the following:

The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Wednesday, April 4, 2001. As of the expiration of the subsequent offering period, based on preliminary information provided by the depositary for the tender offer, approximately 11,870,459 Shares, including guaranteed deliveries, have been validly tendered and not withdrawn, representing approximately 92.5% of the Company's issued and outstanding Shares of common stock. Pursuant to the terms of the Offer, the Purchaser has accepted for payment, and will promptly pay for, all Shares validly tendered in the Offer.

On Thursday, April 5, 2001, Compass announced that it will acquire the remaining outstanding Shares of Company common stock pursuant to a merger of Purchaser with and into the Company. No further action is required by the remaining stockholders of the Company to effect the merger. As a result of the merger, the remaining Shares of the Company (except for shares held by Compass, its subsidiaries, or shareholders exercising dissenters' rights under Georgia law, if available) will be converted into the right to receive $40.00 in cash, without interest, and the Company will thereby become a wholly owned subsidiary of Compass.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MORRISON MANAGEMENT SPECIALISTS,
                                       INC.

                                         /s/ Glenn A. Davenport
                                       ---------------------------------------
Date:  April 5, 2001                   By: Glenn A. Davenport
                                           President and CEO


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